American Real Estate Partners, L.P.
American Real Estate Finance Corp.
100 South Bedford Road
Mt. Kisco, NY 10549
(914) 242-7700

May 4, 2006

VIA FAX AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Charito A. Mittleman, Esq.
Division of Corporation Finance

     Re: American Real Estate Partners, L.P.
            American Real Estate Finance Corp.
            Registration Statement on Form S-3 (File No. 333-126069)

Ladies and Gentlemen:

     The undersigned hereby request acceleration of the effective date of the above-captioned Registration Statement be granted by the Commission in order that the Registration Statement shall become effective at 10:00 a.m. on Monday, May 8, 2006, or as soon thereafter as practicable.

     The registrants hereby acknowledge that the disclosure in the above referenced filing is the responsibility of the registrants. The registrants acknowledge that staff comment or changes in response to staff comment in the proposed disclosure in the registration statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The registrants also represent to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the registrants represent that they will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(Remainder of page intentionally left blank. Signature page to follow)

Sincerely,

American Real Estate Partners, L.P.

American Real Estate Finance Corp.

By:    /s/ Jon F. Weber
          Jon F. Weber
          President and Chief Financial Officer

(Signature page to Acceleration Request for AREP Form S-3)